Exhibit 99.1

Luckin Coffee to Hold Extraordinary General Meeting to

Adopt Amendments to Memorandum and Articles of Association

Resolutions Serve as Another Step by the Board and Management to Protect the Company and its

Shareholders from Certain Restricted Persons in Connection with the Previously Disclosed

Fabricated Transactions

Luckin Board of Directors Recommends Shareholders Vote FOR All Proposals

EGM to be Held on December 11, 2021 in Beijing, China

BEIJING, November 8, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that it will convene an extraordinary general meeting of the Company (the “EGM”) at 10 a.m. on December 11, 2021, Beijing time.

Holders of record of ordinary shares of the Company at the close of business on November 8, 2021 (Eastern Standard Time) are entitled to notice of, to attend and vote at the EGM or any adjournment(s) thereof. Holders of the American depositary shares (“ADSs”) representing ordinary shares of the Company who wish to exercise their voting rights for such underlying ordinary shares must act through the depositary of the Company’s ADSs program, The Bank of New York Mellon.

The purpose of the EGM is for the Company’s shareholders to consider, and if thought fit, approve resolutions related to certain amendments to the Company’s Fifth Amended and Restated Memorandum and Articles of Association. The resolutions proposed by the Board of Directors of Luckin Coffee (the “Board”) are intended to protect the long-term viability of the Company and promote long term shareholder value. The Board has proposed the adoption of several resolutions, which serve different purposes and are together designed to ensure that no shareholder may directly or indirectly transfer shares of the Company to any Restricted Person (as defined below) and that any Restricted Person is not able to directly or indirectly transfer shares of the Company, or to exercise voting power with respect to the shares of the Company that such Restricted Person legally or beneficially owns, directly or indirectly. The Board fully supports these proposals and recommends that shareholders and holders of the ADSs vote in favor of these proposals.

“Restricted Person” is defined to include (i) any former director, officer or member of management of the Company or any of its subsidiaries with respect to whom the Special Committee (created by the Board on March 19, 2020 to oversee an internal investigation into the previously disclosed fabricated transactions) recommended resignation or removal from the Board in connection with such person’s conduct during the time when such person served on the Board or termination of employment, or whose employment was terminated by the Board, or any such person’s respective affiliates or associates or any legal person controlled by such person, and (ii) any other person (or any affiliate or associate thereof) with whom any person under clause (i) (or any affiliate or associate thereof) has any agreement, arrangement or understanding, whether or not in writing, with respect to, or with whom such person is otherwise cooperating or collaborating with, for the purpose of (a) acquiring, holding, sharing, voting or disposing of securities of the Company or any financial interest in or deriving from the value of the securities of the Company, or (b) changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect.

The notice of the EGM, the proxy form for the EGM and the form of the Sixth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission today. A copy of the notice of the EGM and the proxy form for the EGM are also posted to the Company’s website at investor.luckincoffee.com.

The Board views these proposals as an important step to fulfill its fiduciary duties to the Company and its shareholders, and to enable shareholders to realize the long-term value of their investment. The proposals are being put up for consideration following a careful evaluation and consultation with the Company’s external legal advisors and are supported by the Joint Provisional Liquidators of the Company.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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